

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2018

Christopher Carroll
Senior Vice President. Controller and Chief Accounting Officer
The Interpublic Group of Companies, Inc.
909 Third Avenue
New York, NY 10022

      Re: The Interpublic Group of Companies, Inc.
          Form 10-K for the Year Ended December 31, 2017
          Filed February 26, 2018
          File No. 001-06686

Dear Mr. Carroll:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Telecommunications